SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 8-A/A-3

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            First Union Corporation
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             (Exact name of registrant as specified in its charter)


            North Carolina                                 56-0898180
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(State of incorporation or organization)       (IRS Employer Identification No.)


        One First Union Center
       Charlotte, North Carolina                           28288-0013
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(Address of principal executive offices)                   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                      Name of each exchange on which
    to be so registered                      each class is to be registered
    -------------------                      ------------------------------
   Stock Purchase Rights                      New York Stock Exchange, Inc.


     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

     Securities to be registered pursuant to Section 12(g) of the Act:



               -------------------------------------------------
                                (Title of Class)


               -------------------------------------------------
                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.

On December 18, 1990, the Board of Directors of First Union Corporation, a North Carolina corporation (the "Corporation"), declared a dividend payable December 28, 1990, of one right (a "Right") for each outstanding share of Common Stock, par value $3.33 1/3 per share ("Common Stock"), of the Corporation held of record at the close of business on December 28, 1990 (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights are issued pursuant to a Shareholder Protection Rights Agreement, dated as of December 18, 1990 and as amended and restated as of October 15, 1996 (the "Amended and Restated Rights Agreement"), between the Corporation and First Union National Bank of North Carolina, as Rights Agent.

The Rights are evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Separation Time"):

                  (i) The tenth business day (or such later date as the Board of Directors of the Corporation may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person
         (as defined in the Amended and Restated Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person becoming an Acquiring Person, as defined below;

 and

                  (ii) The tenth business day after the first date (the "Flip-in Date") of public announcement by the Corporation that an Acquiring Person has become such;

provided, that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

For purposes of the Amended and Restated Rights Agreement, an Acquiring Person is (i) any Person having Beneficial Ownership (as defined in the Amended and Restated Rights Agreement) of 15% or more of the outstanding shares of Common Stock, other than:

                (a) Any Person that becomes the Beneficial Owner of 15% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Corporation, until such time as such Person shall become the Beneficial Owner (other than through a dividend or stock split) of any additional shares of Common Stock;

                (b) Any Person that becomes the Beneficial Owner of 15% or more of the outstanding Common Stock without any plan or intent to seek or affect control of the Corporation, if such Person, upon notice by the Corporation, promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests, sufficient securities so that such 15% or greater Beneficial Ownership ceases; or

                  (c) Any Person that Beneficially Owns shares of Common Stock consisting solely of (1) shares acquired pursuant to the grant or exercise of an option granted by the Corporation in connection with an agreement to merge with, or acquire, the Corporation entered into prior to a Flip-in Date, (2) shares owned by such Person and its Affiliates and Associates at the time of such grant, (3) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant and (4) shares which are held by such Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third Persons who are not Affiliates or Associates of such Person or acting together with such Person to hold such shares, or which are held by such Person in resect of a debt previously contracted; or

(ii) any Person that is determined by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") to Control (as defined in the Amended and Restated Rights Agreement) the Corporation, other than:

                  (a) Any Person as to which the Federal Reserve Board's determination of Control would not have been made but for such Person's violation of, non-compliance with, or failure to enter into certain customary commitments (any such violation or non-compliance or failure, a "Compliance Failure") so long as such Person obtains a determination from the Federal Reserve Board within 30 days that it no longer Controls the Corporation (a "Non-Control Determination") (or within 60 days if the Board of Directors of the Corporation in its discretion determines to grant an extension of up to an additional 30 days) or

                  (b) Any Person as to which the Federal Reserve Board's determination of Control does not result from a Compliance Failure, so long as such Person obtains a Non-Control Determination within three years and such Person has not failed to use its best efforts to permit the Corporation or any of its affiliates, directly or indirectly, to acquire any Person or the assets thereof (or to assume the liabilities thereof) or to permit the Corporation or any affiliate thereof to engage in any legally permissible activity to the extent that the Corporation or such Affiliate shall have determined to do so.

Notwithstanding the preceding, in no event shall the Corporation, any wholly-owned subsidiary of the Corporation or any employee stock ownership or other employee benefit plan of the Corporation be deemed an Acquiring Person.

The Amended and Restated Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Amended and Restated Rights Agreement (as such may be amended from time to time). Promptly following the Separation Time, separate certificates evidencing the

Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.


The Rights will not be exercisable until the Business Day (as defined in the Amended and Restated Rights Agreement) following the Separation Time. After the Separation Time and prior to the earlier of a Flip-in Date or the Expiration Time (as defined below), each Right shall constitute the right to purchase from the Corporation one one-hundredth of a share of a series of Class A Preferred Stock, no-par value (the "Junior Participating Preferred Stock"), for $210.00 (the "Exercise Price"), subject to adjustment. The Rights will expire on the earliest of (i) the Exchange Time ( as defined below), (ii) the close of business on December 28, 2000, and (iii) the date on which the Rights are redeemed or terminated as described below (in any such case, the "Expiration Time").

The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

In the event that prior to the Expiration Time a Flip-in Date occurs, the Corporation shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate, associate or transferee thereof, which Rights shall become void) shall constitute the right to purchase from the Corporation, upon the exercise thereof in accordance with the terms of the Amended and Restated Rights Agreement, that number of shares of Common Stock having an aggregate Market Price (as defined in the Amended and Restated Rights Agreement), on the date of the public announcement by the Corporation of an Acquiring Person becoming such (the "Stock Acquisition Date"), equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Corporation may, at its option, at any time after a Flip-in Date, but only to the fullest extent that applicable law would not prohibit Rights owned by certain Persons referred to above becoming void as described above, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate, associate or transferee thereof, which Rights shall become void) for shares of Common Stock at an exchange ratio of two shares of Common Stock per Right, subject to certain adjustments (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

Whenever the Corporation shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Corporation, at is option, may substitute therefor shares of Junior Participating Preferred Stock, at a rate of one one-hundredth of a share of Junior Participating Preferred Stock for each share of Common Stock so issuable upon exercise of Rights or at a rate of two one-hundredths of a share of Junior Participating Preferred Stock for each share of Common Stock so issuable upon exchange of Rights.

The Board of Directors of the Corporation may, at its option, at any time (i) prior to the Separation Time, elect to terminate the Amended and Restated Rights Agreement and all the then outstanding Rights without any payment to the holders thereof and (ii) after the Separation Time but prior to the close of business on the Flip-in Date, elect to redeem all (but not less than all) of the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Corporation electing to redeem or terminate the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the Right to receive the Redemption Price in cash for each Right so held, if the Rights are redeemed, or be null and void, if the Rights are terminated.

The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Corporation, including, without limitation, the right to vote or to receive dividends.

The Rights will not prevent a takeover of the Corporation. The Rights, however, may cause substantial dilution to a Person that becomes an Acquiring
Person unless the Rights are first redeemed or terminated by the Board of Directors of the Corporation. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Corporation and its stockholders because the Rights can be redeemed or terminated as herinabove described, before the consummation of such transaction.

As of September 30, 1996, there were 750,000,000 shares of Common Stock authorized (of which 270,507,508 shares were issued and outstanding). As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

The foregoing description of the Amended and Restated Rights Agreement is not intended to be a complete description and is qualified in its entirety by reference to such document.

Item 2.  Exhibits.

Exhibit No.                 Description
-----------                 -----------
(4)                         Amended and Restated Shareholder Protection Rights
                            Agreement, dated as of December 18, 1990, and as amended and restated as of October 15, 1996.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   FIRST UNION CORPORATION


Date: October 18, 1996             By: /s/ Kent S. Hathaway
                                      ----------------------------
                                      Name:   Kent S. Hathaway
                                      Title:  Senior Vice President

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                 Description
-----------                 -----------
(4)                         Amended and Restated Shareholder Protection Rights
                            Agreement, dated as of December 18, 1990, and as amended and restated as of October 15, 1996.
                            (Incorporated by reference to Exhibit (4) to the Corporation's Current Report on Form 8-K dated
                            October 16, 1996.)